

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

George Arison
Co-Chief Executive Officer and Chairman
Shift Technologies, Inc.
290 Division Street, Suite 400
San Francisco, California 94103-4234

> **Re: Shift Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 23, 2021**
> **File No. 333-261284**

Dear Mr. Arison:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Martin C. Glass, Esq.